Sutherland
Asbill &
Brennan LLP
ATTORNEYS AT LAW

1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
202.383.0100
fax 202.637.3593
www.sablaw.com

CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
Internet: cynthia.krus@sablaw.com

40-33
811-10587

04011958

March 8, 2004

MAR 8 2004

VIA COURIER

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

Re: Civil Action Documents Filed on Behalf of MCG Capital Corporation--File No. 814-00239

Ladies and Gentlemen:

On behalf of MCG Capital Corporation (the "Company"), enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the Plaintiffs-Appellants' Opening Brief filed in Charles Greenhouse v. MCG Capital Corporation, et al. (Case No. 03-2318, filed in the United States Court of Appeals for the Fourth Circuit), a civil action involving the Company and certain officers of the Company.

If you have any questions regarding this submission, please do not hesitate to call Steve Boehm at (202) 383-0176 or me at (202) 383-0218.

Sincerely,

Cynthia M. Krus

Enclosure
cc: Samuel G. Rubenstein, Esq./MCG Capital Corporation
Steven B. Boehm, Esq./SAB

No. 03-2318

UNITED STATES COURT OF APPEALS
FOR THE FOURTH CIRCUIT

CHARLES GREENHOUSE, individually and no behalf of all others similarly situated; EVELYN ROSEN; WILLIAM B. MOUK
Plaintiffs - Appellants

v.

MCG CAPITAL CORPORATION; BRYAN MITCHELL; JANET C. PERLOWSKI; STEVEN F. TUNNY,
Defendants - Appellees.

MAR 8 2004

On Direct Appeal From The United States District Court For The Eastern District Of Virginia

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PLAINTIFFS-APPELLANTS' OPENING BRIEF

CAULEY, GELLER, BOWMAN & RUDMAN, LLP
Jack Reise
Scott L. Adkins
197 South Federal Highway - Suite 200
Boca Raton, FL 33432
(561) 750-3000 Tel.
(561) 750-3364 Fax

SCHIFFRIN & BARROWAY, LLP
David Kessler
Stephen P. McFate
3 Bala Plaza East - Suite 400
Bala Cynwyd, PA 19004
(610) 667-7706 Tel.
(610) 667-7056 Fax

COHEN, GETTINGS & CAULKINS, P.C.
John C. Pasierb, VSB 27446
2200 Wilson Boulevard - Suite 800
Arlington, VA 22201
(703) 525 2260 Tel.
(703) 525-2489 Fax

Counsel For Plaintiffs-Appellants

TABLE OF CONTENTS

JURISDICTIONAL STATEMENT 1

STATEMENT OF ISSUES PRESENTED FOR REVIEW 2

STATEMENT OF THE CASE 2

STANDARD OF REVIEW 4

STATEMENT OF FACTS 4

MCG'S SEC Filings 5
Mitchell's Lie And Its Consequences 8
The District Court's Errant Ruling 12

SUMMARY OF ARGUMENT 13

LEGAL ARGUMENT 14

I. THE DISTRICT COURT MISAPPLIED MATERIALITY STANDARDS. 14

A. Given Facts Alleged In The Complaint, Only A Jury Could Make The Delicate Assessment Of Facts Necessary To Decide Materiality. 15
B. Contrary To The District Court's Conclusion And MCG's Argument, Mitchell's Credibility Was Material. 18
C. The District Court Evaluated The Materiality Of Mitchell's Lie In Hindsight When It Should Have Evaluated Whether Mitchell's Lie Was Material When Mitchell Told The Lie 20

1. Courts reject 20-20 hindsight as the wrong approach to determining materiality. 21
2. Case authority notwithstanding, the district court adopted MCG's hindsight approach to materiality. 22

II. THE DISTRICT COURT CONFUSED CAUSATION FOR MATERIALITY AND ERRED WHEN IT APPLIED A CAUSATION ANALYSIS TO FIND MITCHELL'S LIE IMMATERIAL WHEN TOLD. 24

A. The District Court Mistook Causation For Materiality When It Used Causation Principles To Decide Materiality For Greenhouse's§ 10(b) And § 11(a) Claims. 25
B. MCG's Stock-Price Behavior Presented No Certain Measure For Materiality – Certainly Not On A Rule 12(b)(6) Motion 26
C. The Federal Securities Statutes Show That Stock-Price Behavior Postdating Curative Disclosures Measures Loss Causation, Not Materiality. 28
D. The District Court Erred When It Relieved Defendants-Appellees Of Their Burden To Plead And Prove Negative Loss Causation, An Affirmative Defense That Securities Act § 11(e) Provides Against Claims Under Securities Act § 11(a). 30

III. THE DISTRICT COURT ERRED UNDER BASIC PRINCIPLES OF RULE 12(b)(6) WHEN THE COURT FOUND MITCHELL'S LIE IMMATERIAL WHEN TOLD. 31

A. The District Court Could Not Find Mitchell's Lie Immaterial Without Weighing Evidence 32
B. The District Court Denied Greenhouse Favorable Inferences About Materiality. 35

CONCLUSION 37

TABLE OF AUTHORITIES

Aaron v. Empresas La Moderna, S.A.
46 Fed. Appx. 452, 2002 WL 31051576 (9th Cir. 2000) 25

Abelson v. Strong 1987 WL 15872 (D. Mass. July 30, 1987) 29

Adair v. KayeKotts Assocs. Inc., 1998 WL 142353
(S.D.N.Y. Mar. 27, 1988) 24, 31

Akerman v. Oryx Communications, Inc., 609 F. Supp. 363
(S.D.N.Y. 1984) 20, 31

Akerman v. Oryx Comm., 810 F.2d 336 (2nd Cir. 1987) 30

Amplex of Md., Inc. v. Outboard Marine Corp., 380 F.2d 112 (4th Cir. 1967) . 32

Andrews v. Fitzgerald, 823 F. Supp. 356 (M.D.N.C. 1993) 15

Arlund v. Smith, 210 F. Supp. 2d 755, 761 (E.D. Va. 2002) 15

Basic, Inc. v. Levinson, 485 U.S. 224 (1988) 14, 19

Batchelor v. Legg & Co., 52 F.R.D. 545 (D. Md. 1971) 29

Dennis v. General Imaging, 918 F.2d 496 (5th Cir. 1990) 14

Exchange Servs., Inc. v. S.E.C., 797 F.2d 188 (4th Cir. 1986) 19

Ganino v. Citizens Utilities Co. , 228 F.3d 154 (2nd Cir. 2000) 20

Gehardt v. ConAgra Foods, Inc., 335 F.3d 824 (8th Cir. 2003) 15

Hillson Partners Ltd. Partnership v. Adage, Inc., 42 F.3d 204 (4th Cir. 1994) . . 24

In re Alliance Pharm. Corp. Sec. Litig., 279 F. Supp.2d 171(S.D.N.Y. 2003) . . 23

In re Cryomedical Sciences, Inc. Sec. Litig., 884 F. Supp. 1001 (D. Md. 1995) 26

In re MicroStrategy Sec. Litig., 115 F. Supp. 2d 620
(E.D. Va. 2000) 15, 24, 25

In re Terayon Comm. Sys., Inc., 2003 WL 21383824
(N.D. Cal. Feb. 24, 2003) 25

In the Matter of Franchard Corporation, 42 S.E.C. 163,
Release No. 33-4710, 1964 WL 67454 (SEC July 31, 1964) . . 17, 18, 19, 37

Johns Hopkins Univ. v. Hutton, 422 F.2d 1124 (4th Cir. 1970) 15

Justin Industries v. Choctaw Securities, L.P., 920 F.2d 262 (5th Cir. 1990) . 21, 22

Lalor v. Omtool, Ltd., 2000 WL 1843247 (D.N.H. Dec. 14, 2000) 24

Malone v. Microdyne Corp., 26 F.3d 471 (4th Cir. 1994) 24

McMahan & Co. v. Wherehouse Entertainment, Inc., 65 F.3d 1044
(2nd Cir. 1995) 30

No. 84 Employer-Teamster Joint Council Pension Fund v. America West Holding Corp., 320 F.3d 920 (9th Cir. 2003) 26

Oran v. Stafford, 226 F.3d 275 (3rd Cir. 2000) 27, 28

Ryder Energy Dist. v. Merrill Lynch Commodities, Inc., 748 F.2d 774
(2nd Cir. 1984) 32

Saiffullah v. Johnson, No. 91-7113, 1991 WL 240479 (4th Cir. Nov. 20, 1991) . 32

S.E.C. v. DCI Telecom., Inc., 122 F. Supp.2d 495 (S.D.N.Y. 2000) 27

S.E.C. v. Drexel Burnham Lambert Inc., 837 F. Supp. 587
(S.D.N.Y. 1993) *aff'd*, 16 F.3d 520 (2d Cir. 1994) 17

S.E.C. v. First Pacific Bancorp, 142 F.3d 1186 (9th Cir. 1998) 17

Semerenko v. Cendant Corp., 223 F.3d 165 (3rd Cir. 2000) 22

Slatin v. Stanford Res. Inst., 590 F.2d 1292 (4th Cir. 1979) 29

Spielman v. General Host Corp., 402 F. Supp. 190 (S.D.N.Y. 1975), *aff'd* 538 F.2d 39 (2nd Cir. 1976) 21

TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438 (1976) 14, 19

United States v. Bilzerian, 926 F.2d 1285 (2d Cir. 1991) 27

Zell v. Intercapital Income Sec., Inc., 675 F.2d 1041 (9th Cir. 1982) 19

Zonagen v. Nathenson, 267 F.3d 400 (5th Cir. 2001) 25, 26

TREATISES

1 THOMAS LEE HAZEN, THE LAW OF SECURITIES REGULATION, PRACTITIONER TREATISE SERIES § 7.5[2][B] (4th ed. 2002) 30

JURISDICTIONAL STATEMENT

The district court possessed subject-matter jurisdiction under 28 U.S.C. § 1331 because all claims made below arose under the federal securities laws. According to 15 U.S.C. § 78aa, the district court also possessed subject-matter jurisdiction over Plaintiffs-Appellants' claims under The Securities Exchange Act of 1934. According to 15 U.S.C. § 77v(a), the district court possessed subject-matter jurisdiction over Plaintiffs-Appellants' claims under The Securities Act of 1933.

This court possesses subject-matter jurisdiction to hear this appeal under 28 U.S.C. § 1291 because the district court's order, entered on September 12, 2003, was a final and appealable order because that order dismissed with prejudice all claims against all defendants. This appeal is timely under Rule 4(a)(1)(A) of the Federal Rules of Appellate Procedure because Plaintiffs-Appellants filed their Notice of Appeal on October 10, 2003 to appeal a final judgment that was entered on September 12, 2003.

STATEMENT OF ISSUES PRESENTED FOR REVIEW

1. Did the district court misapply materiality standards?

2. Did the district court err when it used a causation analysis to decide materiality?

3. Did the district court err under Rule 12(b)(6) when it weighed competing inferences and, using those disfavorable to Plaintiffs-Appellants, concluded on a motion to dismiss that Mitchell's lie was immaterial?

STATEMENT OF THE CASE

Defendant-Appellee Bryan Mitchell ("Mitchell") is an admitted liar. Mitchell told investors that he had earned an undergraduate degree in Economics. He lied. Mitchell dropped out of college. No one, not even Mitchell, now disputes that. Nor does anyone dispute that Mitchell's lie surfaced in many public statements and filings by his company, MCG Capital ("MCG" or the "Company"), including the Company's registration statement for its initial public offering ("IPO") of common stock.

Here, the district court viewed Mitchell's lie as innocuous. The district court could not have been more mistaken. Mitchell's lie cost MCG investors millions of dollars – investors like the Plaintiffs-Appellants (referred to collectively as "Greenhouse") here, who bought MCG's stock believing Mitchell a credible executive that possessed the full measure of qualifications that he claimed. This is so for several reasons.

First, the Company repeatedly warned investors that, if it lost Mitchell, the Company might suffer dire consequences. Second, Mitchell did not falsely claim to possess a degree in ceramics or medieval history – topics far removed from his critical duties at MCG. Rather, Mitchell claimed to possess a degree closely akin to those duties. Third, many successful executives dropped out of college – Microsoft's Chairman Bill Gates among them; he quit Harvard. But Gates never lied about it. But Mitchell did. In so doing, Mitchell destroyed his credibility, overstated his qualifications, and cost MCG's investors millions of dollars.

Fourth, when MCG's board discovered Mitchell's lie, it thought Mitchell's lie important enough to severely punish Mitchell. Wall Street and MCG's investors thought it important enough to downgrade and sell MCG stock such that MCG's stock price dropped almost thirty percent in one day immediately after Mitchell's lie was exposed. All of these yardsticks measured Mitchell's lie to be a material one. Unfortunately, the district court rejected those informed measurements. The district court also rejected (and refused to credit to Greenhouse) inferences about materiality that a reasonable jury might draw from those informed measurements. The district court rendered a judgment on the merits even though the matter came before the court on MCG's motion under Rule 12(b)(6) of the Federal Rules of Civil Procedure ("Rule 12(b)(6)").

STANDARD OF REVIEW

This Circuit reviews *de novo* dismissal of a complaint under Rule 12(b)(6).[1] Exercising *de novo* review, this Circuit has "long held 'that a motion to dismiss should not be granted unless it *appears to a certainty*'" that the alleged facts state no claim.[2]

STATEMENT OF FACTS

MCG is registered with the Securities and Exchange Commission ("SEC") as a "business development company" under the Investment Company Act of 1940 (the "ICA").[3] MCG says that it applies an "expert-activist" investment philosophy to identify investment opportunities. In layman's terms, MCG invests in

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[1] *See, e.g.*, *Mylan Lab., Inc. v. Matkari*, 7 F.3d 1130, 1134 (4th Cir. 1993) (exercising *de novo* review and reversing grant of Rule 12(b)(6) motion to dismiss).

[2] *Mylan Lab.*, 7 F.3d at 1134 n.4 (citations omitted) (emphasis added).

[3] Joint Appendix at 51 (cited as "J.A. at ___") (Defendants-Appellees' Brief In Support of Defendants-Appellees' Motion to Dismiss p. 4) (cited as "Defs.' Opening Br. p. __").

other companies and uses money provided by MCG's shareholders to do so. MCG emphasizes that Mitchell plays a key role in those activities.[4]

MCG'S SEC Filings

On July 5, 2001, MCG filed Form N-2 with the SEC. Form N-2 is the form that companies like MCG file with the SEC to register securities for sale to the public. MCG's Form N-2 told the following lie about Mitchell and his credentials:

> Mr. Mitchell serves on the board of directors of MCG Finance Corporation and MCG Finance Corporation II. *Mr. Mitchell earned a B.A. in Economics from Syracuse University.*[5]

On September 7, 2001, the Company repeated that lie in an amended N-2.[6] The Company did the same on November 1, 2001, when it again filed another amended N-2.[7]

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[4]J.A. at 16-19 (Consolidated Class Action Complaint ¶¶ 25, 29-33) (cited as "Complaint ¶ __); J.A. at 53 (Defs.' Opening Br. p. 6.).

[5]J.A. at 15 (Complaint ¶ 24).

[6]J.A. at 16 (Complaint at ¶ 25).

[7]J.A. at 16 (Complaint ¶ 26).

On November 28, 2001, MCG filed a registration statement and prospectus with the SEC (the "Prospectus").[8] The Prospectus repeated Mitchell's lie.[9] It said that MCG intended to sell 13,375,000 shares of common stock at a price of $17.00 per share in the IPO. MCG completed its IPO on December 4, 2001 and raised $237 million.[10] The Prospectus also described MCG's crucial investment-approval process and the vital role that Mitchell played in driving that process:

> *Our credit committee approves all of our investments,* while the investment committee of our board of directors also must approve some investments. The four members of our credit committee *are Mitchell,* Chairman of our board of directors and our Chief Executive Officer[.] . . . Credit committee approval requires the approval of Mr. Merrick and two of the three other members of the credit committee. *The investment committee of our board must approve loans to any customer exceeding $10 million and all equity investments. . . . Upon completion of this offering, the members of our investment committee will be Messrs. Mitchell, Tunney, Alpert, Gleberman, Millner, and Merrick.*[11]

[8]J.A. at 16 (Complaint ¶ 27).

[9]J.A. at 17 (Complaint ¶ 30).

[10]J.A. at 16 (Complaint ¶ 28).

[11]J.A. at 17-18 (Complaint ¶ 31 (emphasis added)).

The Prospectus cautioned the investing public about MItchell's significance to the Company. For example, without Mitchell, the Company might lose financing from two credit facilities.

> We borrow under two credit facilities that impose financial and operating covenants on us that restrict our business activities.
>
> * * *
>
> In addition, after this offering, *if any two of Bryan J. Mitchell, the Chairman of our board of directors and our Chief Executive Officer, Steven F. Tunney, our President and Chief Operating Officer, B. Hagen Saville, one of our Executive Vice Presidents, and Robert J. Merrick, our Chief Credit Officer, cease to be actively involved in our management, their lender under our securitization facility could, absent a waiver or cure, declare a default.*
>
> * * *
>
> *The limitations contained in our credit facilities could hinder our ability to finance additional loans and investments or to make the cash distributions required to maintain MCG Capital's status as a regulated investment company under Subchapter M of the Internal Revenue Code.* [12]

Again, through the Prospectus, MCG also warned investors that Mitchell's continued participation was critical, and that losing Mitchell might seriously harm the Company.

> [I]*f we lose any member of our senior management team, our ability to implement our business strategy could be significantly harmed.* * * * *We depend on the*

[12]J.A. at 18-19 (Complaint ¶ 32).

> *contributions of members of our senior management, particularly Bryan J. Mitchell*, the Chairman of our board and our Chief Executive Officer, [other directors and officers] as well as other key personnel.
>
> *These employees have critical industry experience and relationships that we rely on to implement our business plan. If we lose the services of any of them or other senior members of management, we may not be able to expand our business as we expect, and our ability to compete could be harmed causing our operating results to suffer. In addition, if any two of Mr. Mitchell, Mr. Saville, Mr. Tunney, or Mr. Merrick cease to be actively involved in our management, the lender under our securitization facility could, absent a waiver or cure, replace us as the servicer of the loans and declare a default.* We do not have key man life insurance policies covering any of our employees.[13]

Thus, an examination of MCG's Prospectus and other public filings leaves no doubt about the critical importance MCG placed on retaining Mitchell, and that losing Mitchell might threaten the Company's continued existence.[14]

Mitchell's Lie And Its Consequences

The truth came out on November 1, 2002, when MCG publicly announced that Mitchell lied about his degree in Economics from Syracuse University.[15] The truth showed that Mitchell had dropped out after three years

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[13]J.A. at 19-20 (Complaint ¶ 33).

[14]J.A. at 19-20 (Complaint ¶ 34).

[15]J.A. at 21, 27 (Complaint ¶¶ 37, 66).

Syracuse University.[16] The Company came clean only when it learned that Herb Greenberg, a reporter from TheStreet.com, was going to expose Mitchell's lie.[17]

Disclosure of the truth dropped MCG's stock price twenty-nine percent (29%) that day from $11.85 per share to $8.40 per share.[18] Wall Street analysts also began to shun MCG stock.[19] For example, Wachovia Securities stated:

> *Based on today's announcement out of MCG Capital*, we are downgrading MCG Capital to Hold from Buy. Mr. Mitchell informed MCG's Board of Director's that he does not have a B.A. in Economics from Syracuse University, as previously disclosed.
>
> *Our rating is based on the capital constraints and credibility issues surrounding MCG Capital's CEO, Bryan Mitchell.* We believe that upside in the shares is limited until this issue is resolved.[20]

Desperate to shore up investor confidence in MCG, on November 3, 2002, MCG's board forced Mitchell to resign as Chairman. The board also forced

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[16]J.A. at 26 (Complaint ¶ 63).

[17]J.A. at 26-27 (Complaint ¶¶ 62-66).

[18]J.A. at 21, 27 (Complaint ¶¶ 37, 67). MCG Capital's stock actually fell to $7.46 per share during the trading on the day of the announcement; thus, the stock lost 37% of its value in less than one day.

[19]J.A. at 29 (Complaint ¶ 72).

[20]J.A. at 29 (Complaint ¶ 72).

Mitchell to repay his 2001 bonus and forgo his 2002 bonus.[21] The financial press revolted at MCG's confession. For example, on the day Mitchell's lie came to light, CNN's reporters on CNN's *Lou Dobbs Moneyline* had little positive to say about Mitchell, MCG, or an investment in MCG:

> JAN HOPKINS, CNN Anchor, *Lou Dobbs Moneyline*: Now, we also have word of another CEO that lied about his resume.
>
> CHRISTINE ROMANS, CNN Correspondent: And you know what, the reaction on Wall Street is getting more fierce with each reaction that we've seen. This is a company called MCG Capital (Company: MCG Capital Corporation; Ticker: MCGC; URL: http:www.mcgcapital.com). The CEO's name is Bryan Mitchell. The company coming out and saying he does not have a B.A. in economics from Syracuse, as his resume and the company's statements have shown. The stock, Jan, if you take a look at the three-month chart of this stock, the stock absolutely pummeled here today. [40]

Further, on November 3, 2003, Herb Greenberg opined about the impact of the Company's, stating: "Can't help but wonder [what effect the] credibility [of] an admitted liar, of a CEO, will have going forward. (And can't help but wonder what else the company has been, shall we say, embellish[ing].)"[41] Greenberg further asked, in an article written on November 4, 2003, "Why companies don't fire resume

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[21] J.A. at 55 n.9 (Defs.' Opening Br. p. 8 n.9).

[40] J.A. at 27-28 (Complaint ¶ 68).

[41] J.A. at 28 (Complaint ¶ 69).

fabricators, such as Mitchell . . . is anybody's guess – especially in an environment such where CEO credibility is everything."[42]

Faced with huge losses because of Mitchell's lie, MCG's investors turned to the federal securities laws for help and sued MCG, Mitchell, and other MCG personnel. The Complaint alleged claims under § 11(a) of The Securities Act of 1933 ("Securities Act")[43] for false statements made in MCG's registration statement, Securities Act § 15 for control-person liability,[44] § 10(b) of The Securities Exchange Act of 1934 ("Exchange Act")[45] for false public statements, and Exchange Act § 20(a) for control-person liability.[46]

The district court appointed William Mouk, Evelyn Rosen, and Charles Greenhouse Co-Lead Plaintiffs, and the Co-Lead Plaintiffs then filed a Consolidated Amended Class Action Complaint ("Complaint"), which alleged the claims described above. The Defendants-Appellees moved to dismiss under Rule 12(b)(6), arguing

[42]J.A. at 28-29 (Complaint ¶ 70).

[43]15 U.S.C. § 77k(a) (2002).

[44]15 U.S.C. § 77o (2002).

[45]15 U.S.C. § 78j(b) (2002).

[46]15 U.S.C. § 78t(a) (2002).

that Mitchell's lie was immaterial. On September 12, 2003, the district court heard oral argument on and granted MCG's motion.[47]

The District Court's Errant Ruling

The district court found Mitchell's lie immaterial as a matter of law.[48] The court agreed with MCG that an investor "cannot use the credibility and integrity problems that result from a false statement to bootstrap an otherwise immaterial false statement into creating a basis for a securities fraud action."[49] Relying on that post-announcement price recovery, the district court determined the admittedly false statement of MCG and Mitchell was immaterial as a matter of law:

> [t]he stock begins to rebound almost immediately. No other false statements developed. And, in fact, as I understand it, this event occurred in early November, and by December, within less than two months after the statement is revealed, the stock is trading higher than it was trading at when it was first issued, at a time when the whole market was going down.[50]
>
> . . . it's very hard to argue that a false statement, that is, the statement itself, not the inferences and the other things that

[47]J.A. at 154 (Order, dated Sept. 12, 2003).

[48]J.A. at 152 (Transcript of Sept. 12, 2003 Hearing on Defendants-Appellees' Motion to Dismiss at p. 10, ln, 7-23) (cited as "Transcript p. __, ln. _").

[49]J.A. at 152 (Transcript p. 10, ln. 9-12).

[50]J.A. at 148 (Transcript p. 6, ln. 1-8).

> one draws from it, but the statement itself, the fact that is misrepresented, that fact could be that material to the investing public if, in fact, the stock rebounded that quickly.[51]

The district court then dismissed the Complaint with prejudice.[52] The court erred.

SUMMARY OF ARGUMENT

Greenhouse makes three arguments that should lead this Court to reverse the district court's granting MCG's motion to dismiss.

First, assessments of materiality require delicate assessments of fact. To assess and decide materiality here, a jury will have to grapple with several facts, including the sharp reactions of MCG's board and Wall Street to the revelation that Mitchell had lied. Also, contrary to what the district court concluded, management's integrity and credibility are always a materiality fact. The district court followed an often-eschewed approach to materiality: materiality-by-hindsight; the transcript leaves no doubt about this.

Second, the district court used causation principles to decide materiality. That was error because, for Exchange Act claims, causation is decided using different principles than are used to decide materiality. It was error also because causation is

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[51]J.A. at 148-49 (Transcript p. 6-7).

[52]J.A. at 154 (Order).

not even an element of Greenhouse's Securities Act claims. The only relevance causation has to Greenhouse's Securities Act claims is that the Securities Act sets up an affirmative defense on causation that MCG must plead and prove. Here, MCG pled and proved nothing; it moved to dismiss; MCG did not answer.

Third, in ruling on MCG's motion to dismiss, the district court failed to credit Greenhouse with inferences favorable to Greenhouse. The district court also made what amounted to factual findings on a motion to dismiss.

LEGAL ARGUMENT

I. THE DISTRICT COURT MISAPPLIED MATERIALITY STANDARDS.

The United States Supreme Court set the standard for determining materiality: "[t]he determination requires delicate assessments of the inferences a 'reasonable shareholder' would draw from a given set of facts and the significance of those inferences to him[/her], and *these assessments are peculiarly ones for the trier of fact*."[53] A plaintiff sufficiently pleads materiality by identifying a statement or omission that a reasonable investor would have considered significant in deciding to invest.[54] Whether Mitchell's lie was material depends upon MCG's particular

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[53] *TSC Indus., Inc. v. Northway, Inc.* ("*TSC*"), 426 U.S. 438, 450 (1976) (emphasis added).

[54] *Basic, Inc. v. Levinson* ("*Basic*"), 485 U.S. 224, 231 (1988) (adopting *TSC*'s materiality standard Rule 10b-5 and § 10(b) actions); *see Dennis v. General Imaging*,

circumstances, a determination that, again, depends upon the delicate assessments necessary to decide materiality.[55]

A. Given Facts Alleged In The Complaint, Only A Jury Could Make The Delicate Assessment Of Facts Necessary To Decide Materiality.

District courts may resolve materiality on a Rule 12(b)(6) motion only when the alleged misstatement is "so obviously important to an investor, that reasonable minds cannot differ on the question of materiality."[56] Accordingly, "in general, the issue [of materiality] should be presented to a jury."[57] But in this case, the district court substituted its judgment for that of the jury's by speculating about how the jury might view delicate assessments about materiality and even conceded that MCG's argument about materiality was not "necessarily persuasive":

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918 F.2d 496, 505 (5th Cir. 1990) ("standard for materiality with regard to misstatements whether an average prudent investor would consider the truth important in making investment decision") (citation omitted); *Andrews v. Fitzgerald*, 823 F. Supp. 356, 370 (M.D.N.C. 1993) (citing *Basic*).

[55] *See Gehardt v. ConAgra Foods, Inc.* ("*ConAgra*"), 335 F.3d 824, 829 (8th Cir. 2003) ("The question of materiality hinges on the particular circumstances of the company in question[.]").

[56] *Id.* (quoting *Johns Hopkins Univ. v. Hutton*, 422 F.2d 1124, 1129 (4th Cir. 1970)) (remaining citations omitted); *see also In re Microstrategy Sec. Litig.* ("*MicroStrategy*"), 115 F. Supp. 2d 620, 657 (E.D. Va. 2000); *Arnlund v. Smith* ("*Arlund*"), 210 F. Supp. 2d 755, 761 (E.D. Va. 2002).

[57] *Arlund*, 210 F. Supp. 2d at 761 (citing *Basic*).

> And, of course, what the defendants are arguing and while I don't think this argument is necessarily persuasive, I think it would have a huge impact if the case went to trial[.][58]

In MCG's case, materiality's delicate assessments included what weight to afford the immediate reactions of MCG's board, Wall Street, and investors when Mitchell was exposed as a liar. Those reactions were part of the total mix of information and provided a "strong indicium of materiality," and at least one appellate court says that such reactions are "deserving of some consideration" in a materiality analysis.[59] Unfortunately, the district court gave those reactions little or no consideration.

Another delicate assessment involved whether the absence of educational credentials closely akin to Mitchell's job at MCG matter. Yet another involves whether the serious ramifications that can follow from intentional misstatements in SEC filings, i.e., the potential for the SEC's barring Mitchell from serving as a

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[58]J.A. at 148 (Transcript p. 6, ln. 19-21).

[59]*ConAgra*, 335 F.3d at 829 (Fifth Circuit agreeing that company's reaction to exposure of misstatement are relevant to materiality determinations and "deserving of some consideration.").

director or officer of MCG,[60] and whether that might have affected investors' decisions, given how the Company painted Mitchell.[61]

The district court's weighing of evidence continued when it found Mitchell's lie immaterial because, after Mitchell's lie was exposed, investors kept buying MCG stock:

> In other words, reasonable investors now knowing that Mr. Mitchell doesn't have a degree plus he's lied about it are still investing in that company, and it's a good investment. I don't see how you make out a securities fraud case in that scenario.[62]

The district court erred here because a jury might conclude that "reasonable investors" could have decided that MCG's punitive measures against Mitchell proved that, while Mitchell was a liar, MCG's board would police its own ranks and ensure MCG shareholders got the truth. According to the Supreme Court, the jury (not the district judge) makes such delicate assessments.

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[60]*S.E.C. v. Drexel Burnham Lambert Inc.*, 837 F. Supp. 587, 613 (S.D.N.Y. 1993), *aff'd*, 16 F.3d 520 (2d Cir. 1994) (citations omitted); *see also S.E.C. v. First Pacific Bancorp*, 142 F.3d 1186 (9th Cir. 1998) (stating that district courts have broad equitable powers to fashion appropriate relief for violations of the federal securities laws, including the power to order an officer and director bar) (citations omitted).

[61]At oral argument, counsel for Plaintiffs-Appellants pointed out this and other delicate assessments to the district court. J.A. at 146-47 (Transcript pp. 4-5) (Mr. McFate for plaintiffs).

[62]J.A. at 150 (Transcript p. 8, ln. 3-7).

B. Contrary To The District Court's Conclusion And MCG's Argument, Mitchell's Credibility Was Material.

Materiality's delicate assessments also included how much weight, if any, to afford Mitchell's integrity in determining the materiality of Mitchell's lie.[63] But the district court disagreed; the court erred.

Almost forty years ago, the SEC used *In the Matter of Franchard Corporation* ("*Franchard*")[64] to explain that management's integrity is "*always a material factor*."[65] Disclosures relevant to an evaluation of management are particularly important where securities "are sold largely on the personal reputation of a company's controlling person."[66]

Given MCG's repeatedly emphasizing Mitchell's reputation, background importance, only a jury could find integrity and credibility immaterial here. Further, an evaluation of the quality of management, is an "essential ingredient of informed investment decision[s]. . . [and] [a] need so important cannot be ignored."[67] This

[63](concluding that management's integrity qualifies for consideration as part of the total mix of information because "[m]anagement's integrity would probably be important to investors.").

[64]42 S.E.C. 163, Release No. 33-4710, 1964 WL 67454 (SEC July 31, 1964).

[65]*Franchard*, 1964 WL 67454, at *7.

[66]*Id.*

[67]*Id.* at *6.

seems especially so where, as here, MCG repeatedly highlighted Mitchell as a person the Company could not get along without. That was certainly the case in *Franchard.*

The culprit in *Franchard*, like the culprit here – Mitchell – was key to the company, and the company's securities were offered "largely predicated" on the culprit's reputation and abilities.[68] *Franchard* is not alone in its view of management's credibility.

Federal appellate courts often remind district courts not to discount management's integrity when analyzing the materiality of misstatements.[69] And concerning materiality, federal courts often weigh heavily what the SEC views as immaterial and material.[70]

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[68]*Compare Franchard*, 1964 WL 67454, at *3 ("He exercised a dominant role in the management of the registrant's affairs[.]") and *Id.* at *7 ("As we have noted, registrant's public offerings were largely predicated on [the culprit's] reputation as a successful real estate investor and operator."), with J.A. at 16 (Complaint ¶ 30) (touting Mitchell's background).

[69]*See ConAgra*, 335 F.3d at 830 (reversing dismissal of securities fraud action and holding "[m]anagement's integrity would probably be important to investors"); *Zell v. Intercapital Income Sec., Inc.*, 675 F.2d 1041, 1047-48 (9th Cir. 1982) (reversing grant of summary judgment, holding that information bearing significantly upon the financial stability, *integrity*, and management skills of company's affiliated corporations was material to stockholders).

[70]*See Basic*, 485 U.S. at 239 n.16 ("The SEC's insights are helpful, and we accord them due deference."); *TSC*, 426 U.S. at 449 n.10 (considering SEC's views on what is material); *Exchange Servs, Inc. v. S.E.C.*, 797 F.2d 188, 190 (4th Cir. 1986)

At least according to *Franchard*, a key man's integrity is always material to investors. The district court here disagreed.[71] The court erred in so quickly disagreeing with the SEC's view of materiality, especially given that *Franchard* stands in the company of recent federal appellate decisions about materiality such as *ConAgra*. Accordingly, the district court should be reversed.

C. The District Court Evaluated The Materiality Of Mitchell's Lie In Hindsight When It Should Have Evaluated Whether Mitchell's Lie Was Material When Mitchell Told The Lie.

Materiality is determined in light of the circumstances existing *when* the statement is made, not later.[72] Addressing a determination of materiality for a §11 claim, one court reasoned that "[t]he determination of materiality is to be made upon all the facts as of the time of the transaction and not upon a 20-20 hindsight view long after the event."[73] Here, unfortunately, the district did not at all look at circumstances

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(same).

[71] J.A. at 152 (Transcript p. 10, ln. 7-23) (rejecting the notion that "credibility and integrity problems" can be material).

[72] *Ganino v. Citizens Utilities Co. ("Ganino")*, 228 F.3d 154, 165 (2nd Cir. 2000) (reversing dismissal of securities fraud complaint and holding complaint alleged material misrepresentations regarding financial results); *see also ConAgra*, 335 F.3d at 830-31 (court must assess materiality from the perspective of a reasonable investor at the time of the misrepresentation, *not from the perspective of a reasonable investor looking back on how events unfolded*).

[73] *Akerman v. Oryx Communications, Inc.*, 609 F. Supp. 363, 368 (S.D.N.Y. 1984), *aff'd in part and dism'd in part and rem'd on other grounds*, 810 F.2d 336 (2d

that existed when Mitchell told his lie. Instead, the district court looked at what happened months after Mitchell lied and months after Mitchell's lie was exposed. That is, the district court rested its analysis on MCG's stock price nearly two months after Mitchell's lie was exposed to find that Mitchell lie was not material when told months earlier.[74] That was a materiality-by-hindsight analysis and error.[75]

1. Courts reject 20-20 hindsight as the wrong approach to determining materiality.

Justin Industries v. Choctaw Securities, L.P. ("*Choctaw*") [76] squarely rejected the notion that events occurring long after a misstatement – events like stock-price behavior after the misstatement is corrected – provide a basis for determining materiality. *Choctaw* reasoned that market movement "cannot be a dispositive test; indeed, *it seldom will be relevant* [because] . . . *the proper date at which to judge*

Cir. 1987) (the lack of a significant price drop after disclosure cannot, by itself, establish immateriality as a matter of law) (quoting *Spielman v. General Host Corp.*, 402 F. Supp. 190, 194 (S.D.N.Y. 1975), *aff'd* 538 F.2d 39 (2nd Cir. 1976)).

[74]*See* J.A. at 144 (Transcript at p. 6, ln. 3-13).

[75]*See, e.g., ConAgra*, 335 F.3d at 830 ("But the importance of the misrepresented facts should not be judged with the advantage of hindsight.").

[76]920 F.2d 262, 267-68 (5th Cir. 1990) (reasoning that bylaw amendments were material under Rule 14a-9; importantly, the standard for materiality under Rule 14a-9 is the same as materiality for claims under Exchange Act § 10(b) and Securities Act § 11(a)).

materiality is the date when the [information] should have been disclosed."[77] *Choctaw* emphasized that the relevant test for materiality is defined by the Supreme Court and rejected the notion that materiality is defined by market movements.[78]

2. Case authority notwithstanding, the district court adopted MCG's hindsight approach to materiality.

MCG argued that Mitchell's lie was immaterial. It pointed to "[t]he rapid recovery in MCG Capital Corporation's share price after the November 1 announcement undercuts any argument that the November 1 stock price drop establishes that Mitchell's undergraduate degree matters to investors."[79] As the transcript reflects, the district court bought MCG's materiality-by-hindsight argument.[80] The district court even considered MCG's stock price the week of the hearing on the motion to dismiss – facts that occurred long after Mitchell's misstatement:

> I had my law clerk just as a matter of interest check what [MCG stock] was selling at earlier this week. It was at 16-something, and the

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[77]*Choctaw*, 920 F.2d at 268 n.6 (emphasis added).

[78]*See id.; see also Semerenko v. Cendant Corp.* ("*Semerenko*"), 223 F.3d 165, 176 (3rd Cir. 2000)(materiality is assessed as of "when" the misstatements were "disseminated").

[79]J.A. at 63 (Defs.' Opening Br. p. 16).

[80]*See*, e.g., J.A. at 148 (Transcript p. 6, ln. 2-18).

> offering, original price was 11-something. It's done better than my stock. I wish I had some of that myself, frankly.[81]

But the district went even further. It said that because "reasonable investors" were still buying MCG stock even after Mitchell's lie was exposed that, when told, Mitchell's lie was not material:

> In other words, reasonable investors now knowing that Mr. Mitchell doesn't have a degree plus he's lied about it are still investing in that company, and it's a good investment. I don't see how you make out a securities fraud case in that scenario.[82]

Thus, the district court applied MCG's flawed reasoning when the district court relied on what happened to MCG's stock price in the weeks and months that followed the exposure of Mitchell's lie. As courts routinely recognize, "judicial interpretation makes the time of purchase the crucial moment for the determination of materiality."[83] But here, the district court looked to some other time, and in so doing, erred.

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[81]J.A. at 148 (Transcript p. 6, ln. 9-13).

[82]J.A. at 150 (Transcript p. 8, ln. 3-7).

[83]*In re Alliance Pharm. Corp. Sec. Litig.*, 279 F. Supp.2d 171, 185 (S.D.N.Y. 2003) (citations and quotations omitted).

II. THE DISTRICT COURT CONFUSED CAUSATION FOR MATERIALITY AND ERRED WHEN IT APPLIED A CAUSATION ANALYSIS TO FIND MITCHELL'S LIE IMMATERIAL WHEN TOLD.

Materiality is but one element of a federal-securities claim under both Exchange Act § 10(b)[84] and Securities Act § 11(a).[85] Plaintiffs must also plead and prove loss causation to make out a claim under Exchange Act § 10(b). But they need not do so to make out a claim under Securities Act § 11(a).[86] Purporting to find no materiality for Greenhouse's claims under both § 10(b) and § 11(a), the district court applied an analysis that most courts would apply to decide if plaintiffs plead or proved loss causation and § 10(b). The district court's erred here for two reasons: (1) using causation principles to analyze materiality was improper under § 10(b) because materiality and causation are analyzed using different standards in § 10(b) cases; and (2) using causation principles to analyze materiality under § 11(a) was improper

[84]*See* 15 U.S.C. § 78j(b) (2002); *MicroStrategy*, 115 F. Supp. 2d at 628 (quoting *Phillips v. LCI Int'l, Inc.*, 190 F.3d 609, 613 (4th Cir. 1999)); *accord Hillson Partners Ltd. Partnership v. Adage, Inc.*, 42 F.3d 204, 208 (4th Cir. 1994); *Malone v. Microdyne Corp.*, 26 F.3d 471, 476 (4th Cir. 1994).

[85]*See* 15 U.S.C. § 77k(a) (2002).

[86]*See Lalor v. Omtool, Ltd.*, 2000 WL 1843247, at *3 (D.N.H. Dec. 14, 2000) ("As to claims under § 11 and 12 of the Securities Act, 'loss causation' is not an essential element of a viable cause of action. It is, however, an affirmative defensne that may be raised by a defendant."); *Adair v. Kaye Kotts Assocs. Inc.* ("*Adair*"), 1998 WL 142353, at *7 (S.D.N.Y. Mar. 27, 1998) ("Loss causation is not an element of a Section 11 claim.") (collecting cases).

because causation is not even an element of § 11(a).[87] Under § 11(a), causation relates to negative loss causation, an affirmative defense, which is a *defendant's* burden to plead and prove.[88]

A. The District Court Mistook Causation For Materiality When It Used Causation Principles To Decide Materiality For Greenhouse's§ 10(b) And § 11(a) Claims.

Materiality and loss causation are different concepts under the federal securities laws; consequently, courts apply different standards to analyze the two concepts.[89] Analyzing a stock's price behavior relates to loss causation, i.e., damages.[90] It does not relate to materiality, at least not to an extent that would have entitled MCG to win on its Rule 12(b)(6) motion.[91] The district court should have

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[87] *See, e.g., Aaron v. Empresas La Moderna, S.A.* ("*Aaron*"), 46 Fed. Appx. 452, 2002 WL 31051576 (9th Cir. 2000) (causation is not an element of a prima facie case under Securities Act § 11 or § 12, but it is a necessary element to a prima facie case under Exchange Act § 10)(b)).

[88] *See* 15 U.S.C. § 77k(e).

[89] *See, e.g., Zonagen v. Nathenson* ("*Zonagen*"), 267 F.3d 400, 413-15 (5th Cir. 2001) (explaining differences between loss causation and materiality and concluding that price behavior relates more to causation than materilality).

[90] *See In re Terayon Comm. Sys., Inc.* ("*Terayon*"), 2003 WL 21383824, at **1-3 (N.D. Cal. Feb. 24, 2003); *MicroStrategy*, 115 F. Supp.2d at 658 (recognizing defendants' mistaking causation for materiality when defendants argued that price behavior related to materiality).

[91] *ConAgra*, 335 F.3d at 831 (questions relevant to damages are "not necessarily controlling on the question of materiality" on a motion to dismiss); *Zonagen*, 267

addressed materiality separate and apart from loss causation. But it did not. Consequently, the court mistook its position on the post-announcement price recovery as one relating to materiality, when, in fact, it related to the loss causation element of Greenhouse's § 10(b) claim.

B. MCG's Stock-Price Behavior Presented No Certain Measure For Materiality – Certainly Not On A Rule 12(b)(6) Motion.

The federal appellate decisions take varying views about how relevant stock-price behavior is to a materiality analysis. Some consider stock-price movement more relevant to materiality than do others.[92] Some give stock-price behavior a lot of weight in a materiality analysis. Others remain faithful to *Basic* and use stock-price behavior to analyze causation.[93] In short, stock-price behavior is not the be-all-end-all for materiality.[94] But regardless of which decisions one looks to,

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F.3d at 415 (price behavior relates to causation, not materiality); *In re Cryomedical Sciences, Inc. Sec. Litig.*, 884 F. Supp. 1001, 1018 (D. Md. 1995) (test for materiality is not the "ultimate effect on a company's stock")

[92]*See No. 84 Employer-Teamster Joint Council Pension Fund v. America West Holding Corp.* ("*America West*"), 320 F.3d 920, 947-50 (9th Cir. 2003) (Tallman, J., dissenting and explaining various circuits' views on how relevant stock-price behavior is to materiality verus causation).

[93]*America West*, 320 F.3d at 948 ("The Fifth Circuit's placement of the stock price in the context of reliance more faithfully follows the Supreme Court's decision in *Basic*.").

[94]*See, e.g.*, *United States v. Bilzerian*, 926 F.2d 1285, 1298 (2d Cir. 1991) ("whether a public company stock price moves up or down or stays the same after the

one finds that most decisions address situations different from the one the district court addressed here.

Most address situations where defendants make some curative disclosure. The Decisions then analyze the immediate impact of that curative disclosure on stock price. When they do so, they give varying weight on materiality to that stock-price behavior.

Here, MCG confessed Mitchell's lie, and MCG's stock price headed for the basement immediately. There is no debate about that, and even under decisions that afford much weight to stock-price behavior for a materiality analysis, the immediate impact of MCG's curative disclosure, i.e., exposing Mitchell's lie, cuts towards a finding that Mitchell's lie was indeed material when told.[95] But, as noted, immediate price impact was not what the district court looked at. The district court looked at how MCG's stock price behaved in the weeks and months that followed MCG's curative disclosure.[96]

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filing of a Schedule 13D does not establish the materiality of the statements made, though stock movement is a factor the jury may consider relevant"); *S.E.C. v. DCI Telecom., Inc.*, 122 F. Supp.2d 495 (S.D.N.Y. 2000) (same).

[95]*See, e.g.*, *Oran v. Stafford* ("*Oran*"), 226 F.3d 275, 282 (3rd Cir. 2000) ("[W]hen a stock is traded in an efficient market, the materiality of the disclosed information may be measured post hoc by looking to the movement, *in the period immediately following disclosure*, of the price of the firm's stock.") (emphasis added).

[96]*See* J.A. at 148 (Transcript p. 6, ln. 3-13).

Even the Third Circuit, a circuit which affords stock-price behavior more consideration on materiality than most circuits do, recognizes that the time window for that considerations of materiality and stock-price behavior is a narrow window indeed. According to *Oran v. Stafford*, that window is "in the period *immediately* following [the] disclosure."[97] In MCG's case, that window had long closed, as torrents of other information entered the market for MCG stock in the weeks and months that followed MCG's curative disclosure. The district court leaned too heavily on MCG's stock-price behavior and did so in a way that the caselaw does not support.

C. The Federal Securities Statutes Show That Stock-Price Behavior Postdating Curative Disclosures Measures Loss Causation, Not Materiality.

In December 1995, Congress radically altered the face of federal-securities litigation when it passed The Private Securities Litigation Reform Act of 1995 ("Reform Act"). Most of those changes are not relevant to this appeal. But one is – the one about how damages are calculated when stock prices recovery quickly in the wake of a company's curative disclosure.[98]

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[97]*Oran*, 226 F.3d at 282 (emphasis added).

[98]*See* 15 U.S.C. § 78u-4(e).

With the bounce-back provision, Congress has said unequivocally that if a plaintiff sold within days of the curative disclosure that plaintiff gets the difference between the price he or she paid and the mean trading price for the security from the day the curative disclosure was made until the day plaintiff sold his or her security. Thus, it simply cannot be that when a stock price recovers quickly but many class members have sold immediately after the curative disclosure, those class members cannot state a claim for relief. Because even cases of quick price recovery can make out a case for damages, Congress presumed away what defendants argued so hard to establish: that quick price recovery obviates materiality.

This is so because materiality is a predicate to damages.[99] Congress is presumed to know caselaw when it passes statutes.[100] Consequently, Congress is presumed to know how courts, for years, have interpreted the federal securities laws: a securities plaintiff must first plead and prove materiality as a predicate to damages.

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[99] *See Abelson v. Strong*, 1987 WL 15872, at *2 (D. Mass. July 30, 1987)("As long as a plaintiff can prove that he suffered an injury that was caused by defendant (and prove materiality, which is an objective requirement and scienter), he is entitled to recover resulting damages."); *Batchelor v. Legg & Co.*, 52 F.R.D. 545, 548 (D. Md. 1971)("[T]here are a number of different elements which a plaintiff must prove if he is to be entitled to money damages, including falsity and materiality.").

[100] *See, e.g.*, *Slatin v. Stanford Res. Inst.*, 590 F.2d 1292, 1293 (4th Cir. 1979).

In short, even temporary dips in stock price make out a case for materiality and damages under the Exchange Act. In ruling otherwise, the district court ignored what should have been obvious under the Reform Act's bounce-back provision.

D. The District Court Erred When It Relieved Defendants-Appellees Of Their Burden To Plead And Prove Negative Loss Causation, An Affirmative Defense That Securities Act § 11(e) Provides Against Claims Under Securities Act § 11(a).

Securities Act § 11(a) lets securities buyers sue when a registration statement makes a false or misleading statement or omission. Unlike Exchange Act § 10(b), however, Securities Act § 11(a) does *not* require plaintiffs to plead or prove that the misstatement or omission caused them to lose money. Instead, Securities Act § 11(a) presumes loss causation. But all is not lost for defendants under § 11(a). Securities Act § 11(e) provides those defendants an affirmative defense called negative loss causation.[101] To that end, Securities Act § 11(e) "does not focus on the causal relationship between the misstatement and the original purchase, but rather on

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[101] *See, e.g.*, *McMahan & Co. v. Wherehouse Entertainment, Inc.*, 65 F.3d 1044, 1047-48 (2nd Cir. 1995) (explaining negative loss causation as an affirmative defense); *Akerman v. Oryx Comm.*, 810 F.2d 336, 340 (2nd Cir. 1987) (same); *see also* 1 THOMAS LEE HAZEN, THE LAW OF SECURITIES REGULATION, PRACTITIONER TREATISE SERIES § 7.5[2][B] (4th ed. 2002) (explaining "negative causation defense").

the relationship between the misstatement and any subsequent decline in value."[102]

As with any other affirmative defense, however, it is the defendants who bear the burden to both plead and prove that § 11(e) defense in an attempt to mitigate or avoid § 11(a) damages altogether.[103] But the district court effectively relieved MCG of its burden when it reasoned that the post-announcement price recovery demonstrated a lack of harm, that investors were still buying shares of the company, and that the company, in the district court's opinion, remained a good investment.[104] For that reason alone, the district court's ruling on Greenhouse's § 11(a) claim should be reversed.

III. THE DISTRICT COURT ERRED UNDER BASIC PRINCIPLES OF RULE 12(b)(6) WHEN THE COURT FOUND MITCHELL'S LIE IMMATERIAL WHEN TOLD.

When defendants move to dismiss under Rule 12(b)(6) that a district court cannot weigh evidence. Nor can a district court deny non-movants favorable inferences from the facts alleged. Moreover, if the facts alleged are true (and the

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[102] *Akerman v. Oryx Comm., Inc.*, 609 F. Supp. 363, 368 (S.D.N.Y. 1984), *aff'd* 810 F.2d 336 (2nd Cir. 1987).

[103] *Adair*, 1998 WL 142353, at *7 ("Finally, the Court rejects defendants' attempt to shift their Section 11(e) burden to plaintiffs[.]") (collecting cases).

[104] J.A. at 148, 149, 150 (Transcript p. 6, ln. 2-13, 19-25; p. 7, ln.1-2.; p. 7, ln. 24-25; p. 8, ln. 1-7).

court must assume they are true on a motion to dismiss), the question is whether the facts alleged state a claim.[105] The question is not which party might ultimately prevail on the claim. But here, that is just how the district court viewed the question.[106]

A. The District Court Could Not Find Mitchell's Lie Immaterial Without Weighing Evidence.

In dismissing the Complaint, the district court found Mitchell's lie immaterial.[107] The transcript leaves no doubt that, to so find, the district court weighed evidence. This is so for at least three reasons. First, the district court relied almost exclusively on the fact that MCG's stock price, after plummeting on revelation of Mitchell's lie, purportedly recovered in about six weeks.[108] Second, the district court also heavily weighted Mitchell's "long track record of successful work in the field" and concluded that "whether [Mitchell] had a college degree or not is really

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[105] *See Ryder Energy Dist. v. Merrill Lynch Commodities, Inc.*, 748 F.2d 774, 779 (2nd Cir. 1984) (function of motion to dismiss under Rule 12(b)(6) is "not to assay the weight of evidence"); *see also Saiffullah v. Johnson*, No.91-7113, 1991 WL 240479 (4th Cir. Nov. 20, 1991) (reversing grant of motion to dismiss because district court weighed evidence and, in so doing, "essentially rendered a judgment on the merits"); *cf. Amplex of Md., Inc. v. Outboard Marine Corp.*, 380 F.2d 112, 113 (4th Cir. 1967) (noting that district judge was free to weigh evidence because the "submission was not analogous to presentation[] on [a] motion[] to dismiss").

[106] *See* J.A. at 148 (Transcript p. 6, ln. 19-23).

[107] J.A. at 152 (Transcript p. 10, ln. 7–23).

[108] J.A. at 148 (Transcript p. 6).

immaterial."[109] Third, the district court also discounted the market's immediate reaction to Mitchell's lie.

The court erred because, first, to find as the court did, the court necessarily rejected any other causal factors for price recovery other than the purported immateriality of Mitchell's lie. Second, in weighing Mitchell's track record, the court discounted all of MCG's statements about how important Mitchell was to MCG, and the court discounted the punitive measures that MCG's board took against Mitchell when it discovered Mitchell's lie. The district court presumed, without the benefit of discovery (something unavailable until the motion to dismiss is resolved) that the only factor of concern was Mitchell's credibility.[110]

How the court made that finding while remaining faithful to Rule 12(b)(6) defies justification. Note what the district court said:

> [t]he stock begins to rebound almost immediately. No other false statements are developed. And, in fact, as I understand it, this event occurred in early November, and by December, *within less than two months after the statement is revealed*, the stock is trading higher than it was trading at when it was first issued, at a time when the whole market was going down.[111]

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[109]J.A. at 149 (Transcript p. 7).

[110]J.A. at 147-48 (Transcript p. 5-6).

[111]J.A. at 148 (Transcript p. 6, ln. 2-8 (emphasis added)).

The district court keyed in on the purported fact that the "stock beg[an] to rebound almost immediately" and that "within less than two months after [Mitchell's lie] is revealed, the stock is trading higher[.]" The only way that the district could leap from those purported facts to a finding of fact about immateriality was to make a big factual assumption: that, in our incredibly complex securities markets with gigabytes of information flowing daily, no factor other than the purported immateriality of Mitchell's lie caused "the stock to trade higher[.]"

Another excerpt from the transcript is perhaps even more telling. The court concluded that Mitchell's lie did not matter; only the media hype surrounding the episode mattered:

> And, you know, what the defendants have argued is it wasn't the fact that was the problem. It was the spin or the concern that that fact was generating in the media, etc., *and once it cooled down*, the fact made no difference.[112]

What was or was not "the problem" is far afield from what may be considered under Rule 12(b)(6). The district court simply could not conclude with the kind of certainty that this Circuit requires that "spin" or "concern," as opposed to materiality of Mitchell's, lie caused MCG's stock price to plummet.

[112] J.A. at 149, 150 (Transcript p. 7, ln. 24-25; p. 8, ln. 1-2 (emphasis added)).

The district court's analysis here is especially troubling in this securities-fraud case because in securities-fraud cases, there is no discovery until after the court resolves the motion to dismiss.[113] Thus, in resisting defendants' motion to dismiss, the plaintiffs could present no expert affidavit about other causal factors that could have led MCG's stock price out of the basement. Doing so would have been impermissible under Rule 12(b)(6).

B. The District Court Denied Greenhouse Favorable Inferences About Materiality.

Opposing MCG's motion to dismiss, Plaintiffs-Appellants emphasized the harsh measures that MCG's board took against Mitchell, MCG's patriarch, when it learned that Mitchell had misled investors about his qualifications. But the district court disregarded the reaction of MCG's board. The board forced Mitchell to resign as CEO, to repay a bonus, and to forfeit another bonus. The district court did not explain why the judgment of MCG's board – all of whom likely qualify as sophisticated (and reasonable) investors under the federal securities laws – was not at all relevant to materiality. Surely a jury would consider that information relevant to any finding about materiality.

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[113] *See* 15 U.S.C. § 77z-1(b)(1), § 78u-4(b)(3)(B) (discovery-stay provisions).

Moreover, the district court turned a blind eye to the litany of warnings by MCG about how important Mitchell (credentials and all) was to the Company. Nor did the district court explain why, to a certainty, Mitchell's purported Economics degree was immaterial. As noted earlier, Mitchell did not claim to possess a degree far afield from his work for MCG. Quite the contrary, Mitchell claimed to possess a degree inextricably tied to his work on MCG's investment and credit committees – key committees according to MCG's public filings.

To say that a lie about qualifications raises no inferences about materiality favorable to Greenhouse defies caselaw under both Rule 12(b)(6) and the federal-securities law. But here is what the court said:

> . . . the simple fact is that it's very hard to argue that a false statement, that is, the statement itself, not the inferences and the other things one draws from it, but the statement itself, the fact that is misrepresented, that fact could be that material to the investing public *if, in fact, the stock rebounded that quickly.*[114]

On the contrary, Plaintiffs-Appellees should be afforded the favorable inferences discussed above. The "inferences and the other things one draws from [Mitchell's lie]" go to Mitchell's credibility. On its motion to dismiss, MCG did a commendable job of coaxing the district court into reversible error by arguing that credibility is not

[114]J.A. at 148, 149 (Transcript p. 6, ln. 22-25; p. 7, ln. 1-2 (emphasis added)).

material.[115] But for at least forty years, the SEC has said otherwise.[116] The district court should have too, but it did not.

CONCLUSION

For the foregoing reasons, Plaintiffs-Appellants respectfully request that this Court reverse the decision of the district court dismissing the Complaint with prejudice, remand the case with instructions to proceed consistent with this Court's opinion, and award Plaintiffs-Appellants their costs for this appeal.

Dated: February 27, 2004

CAULEY, GELLER, BOWMAN & RUDMAN, LLP

By: ______________________________
Jack Reise, Esquire
Scott Adkins, Esquire
197 South Federal Highway, Suite 200
Boca Raton, FL 33432
(561) 750-3000 Tel.
(561) 750-3364 Fax

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[115] J.A. at 48, 57-65. Defs.' Opening Br. pp. 2, 10-18).

[116] *See Franchard*, 1964 WL 67454 *6-7.

COHEN, GETTINGS & CAULKINS, P.C.
Harvey B. Cohen, VSB 06440
John C. Pasierb, VSB 27446
2200 Wilson Boulevard, Suite 800
Arlington, VA 22201
(703) 525 2260 Tel.
(703) 525-2489 Fax

SCHIFFRIN & BARROWAY, LLP
David Kessler, Esquire
Stephen P. McFate, Esquire
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004
(610) 667-7706 Tel.
(610) 667-7056 Fax

Counsel For Plaintiffs-Appellants

CERTIFICATE OF COMPLIANCE WITH TYPE-VOLUME LIMITATION, TYPEFACE REQUIREMENTS, AND TYPE STYLE REQUIREMENTS

This brief complies with the type-volume limitation of Fed. R. App. P. 32(a)(7)(B) because this brief contains 8,907 words, excluding the parts of the brief exempted by Fed. R. App. P. 32(a)(7)(B)(iii).

This brief complies with the typeface requirements of Fed. R. App. P. 32(a)(5) and the type style requirements of Fed. R. App. P. 32(a)(6) because this brief has been prepared in a proportionally spaced typeface using WordPerfect 9 in 14 font size and Times New Roman.

Scott L. Adkins
Attorney for Plaintiffs-Appellants

Dated: February 27, 2004

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true and correct copy of the foregoing and the Joint Appendix has been served upon the following individuals on the 27th day of February, 2004:

Charles E. Davidow
Paul R. Eckert
WILMER CUTLER & PICKERING
2445 M Street, N.W.
Washington, DC 20037-1420
(202) 663-6241 Tel.
(202) 663-6363 Fax

David P. Donovan
Melanie D. Coates
WILMER CUTLER & PICKERING
1600 Tysons Blvd., 10th Floor
Tysons Corner, VA 22102
(703) 251-9700 Tel.
(703) 251-9797 Fax

Attorneys for Defendants MCG Capital Corporation, Bryan Mitchell, Janet C. Perlowski, & Steven F. Tunney,

By: ______________________
Scott L. Adkins